SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Rule 13e-3 Transaction Statement
   (Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
                           (ss.240.13e-3) thereunder)

             Amendment No. 5 to the Schedule 13E-3 (Final Amendment)

                                  Besicorp Ltd.
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                              (Name of the Issuer)

         Besicorp Ltd., Besicorp Holdings, Ltd., Besi Acquisition Corp.,
           Avalon Ventures, LLC, Avalon Funding, LLC, Michael F. Zinn
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                       (Name of Person(s) Filing Statement

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    204498111
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                      (CUSIP Number of Class of Securities)

                                  Besicorp Ltd.
   c/o Robinson Brog Leinwand Greene Genovese & Gluck P.C., 1345 Avenue of the Americas, New York, New York 10105, Attn: A. Mitchell Greene, Esq.,
   (212) 603-6399

         Besicorp Holdings, Ltd., Besi Acquisition Corp., Avalon Ventures, LLC, Avalon Funding, LLC and Michael Zinn c/o Zeichner Ellman & Krause, 757 Lexington Avenue, New York, New York 10022, Attn: William J. Poltarak, Esq., (212) 223-0400
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1]. Regulation 14C [17CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [ss.240.13e-3(c)] under the
Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Calculation of Filing Fee

                  Transaction                    Amount of filing fee
                  valuation *                    $917.44
                  $4,587,316

         * Set forth the amount on which the filing fee is calculated and state how it was determined. The value of the transaction is $4,587,316, calculated as follows: the Cash Merger Consideration for the 77,919 shares of Besicorp Ltd. Common Stock to be acquired by the Buyer (i.e., all of the shares of Besicorp's common stock excluding the 57,967 shares of Common Stock owned as of the Record Date (as defined in the Revised Preliminary Proxy Materials (the "Materials") filed contemporaneously herewith by the Buyer)) equals the aggregate cash merger consideration of $8,000,000 divided by 135,886 (the Total Shares (as defined in the Materials)) multiplied by 77,919. No value is ascribed to the Combined Deferred Payment Rights, as such term is defined in the Materials.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $917.93

Form or Registration No.:      SCHEDULE 14A - PRELIMINARY PROXY STATEMENT

Filing Party: Besicorp Ltd.

Date Filed:   December 6, 1999

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

                                  INTRODUCTION


         This Final Amendment to the Rule 13e-3 Transaction Statement is being jointly filed by each of Besicorp Ltd. ("Besicorp"), Besicorp Holdings, Ltd., a New York corporation ("Parent"), Besi Acquisition Corp. ("Acquisition Corp."), a New York corporation and a wholly-owned subsidiary of Parent, Avalon Ventures, LLC, a Virginia limited liability company ("Avalon"), Avalon Funding, LLC, a Delaware limited liability company, and Michael F. Zinn, to amend and supplement the Rule 13e-3 Transaction Statement on Schedule 13E-3 jointly filed by such persons on December 7, 1999, as amended from time to time thereafter (the "Prior Filings"). Capitalized terms used without being defined herein shall have the meanings ascribed to such terms by the Definitive Proxy Statement on
Schedule 14A of Besicorp filed by Besicorp with the Securities and Exchange Commission (the "SEC") on or about March 31, 2000, as amended by an amendment to such materials filed with the SEC on or about April 4, 2000. This Final Amendment is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Exchange Act to reflect the results of the transaction contemplated by the Plan of Merger. Except as expressly set forth in this Final Amendment, all information in the Transaction Statement remains the same. All refernces to Beiscorp Holdings, Inc. in the Prior Filings are hereby amended to read "Besicorp Holdings, Ltd".

Item 16.          Additional Information.

                  Item 16 is hereby amended and supplemented by adding the following information:

                  The Plan of Merger was approved by the shareholders of Besicorp on April 25, 2000 and the Merger became effective on such date by the filing of a Certificate of Merger with the Secretary of State of the State of New York. As a result of the Merger, each share of Besicorp (other than shares held by the Buyer and Dissenters' Shares) has been converted into the right to receive $58.5728 in cash and one Combined Deferred Payment Right. As a result of and following the Merger, all of the issued and outstanding shares of Besicorp are owned by the Parent. Accordingly, a Certification and Notice of Termination on Form 15 has been filed with the SEC. Additionally, immediately prior to the merger the Contribution and Spin-Off were effectuated.

                                                     SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     Besicorp Ltd.


May 4, 2000                    By:  /s/  Frederic M. Zinn
                                    --------------------------------------------
                                    Frederic M. Zinn, Executive Vice President


                                    Besicorp Holdings, Ltd.


May 4, 2000                    By:   /s/  Michael F. Zinn
                                     -------------------------------------------
                                     Michael F. Zinn, President


                                     Besi Acquisition Corp.


May 4, 2000                    By:   /s/  Michael F. Zinn
                                     -------------------------------------------
                                     Michael F. Zinn, President


                                     Avalon Ventures, LLC


May 4, 2000                    By:   /s/  Michael F. Zinn
                                     -------------------------------------------
                                     Michael F. Zinn, President


                                     Avalon Funding, LLC


May 4, 2000                    By:   /s/  Michael F. Zinn
                                    --------------------------------------------
                                     Michael F. Zinn, President


                                    /s/  Michael F. Zinn
                                    --------------------------------------------
May 4, 2000                         Michael F. Zinn